TASEKO ANNOUNCES FIRST QUARTER 2012 GROSS PROFIT OF $17 MILLION

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes reflected in this release are on a 100% basis unless otherwise indicated.

May 9, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2012.

Highlights

  Revenues for the first quarter 2012 were $55.4 million from the sale of 12.8 million pounds of copper and 354 thousand pounds of molybdenum.

  Total production at Gibraltar (100%), for the quarter ended March 31, 2012 was 20.7 million pounds of copper and 438 thousand pounds of molybdenum.

  On a 100% basis, capital project spending for the first quarter totalled $55.3 million.

  On January 31, 2012, Taseko received approval from the TSX to initiate a normal course issuer bid to repurchase up to 5.1%, or 10 million common shares, of the Company’s issued shares.

  On March 28, 2012, Taseko announced the Aley Niobium Project resource has been upgraded to a Measured and Indicated Resource. At a 0.2% Nb2 O5 cut-off, the Measured and Indicated Resource is 286 million tonnes with an average grade of 0.37% Nb2 O5 plus 144 million tonnes of Inferred Resource with an average grade of 0.32% Nb2 O5 .

  As of April 2012, detailed engineering for the GDP3 Project was more than 70% complete and a definitive construction estimate for the project was completed. The estimate confirmed that the project remains on budget. Major planned construction milestones were achieved during the winter, leaving the project well positioned to take advantage of the spring and summer months to progress the work and achieve mechanical completion by year end.

For the three months ended March 31, 2012, Taseko had gross profit of $17.1 million and adjusted net earnings of $1.3 million ($0.01 per share). This compares to gross profit of $25.2 million and adjusted net earnings of $8.0 million ($0.04 per share) for the three months ended March 31, 2011.

Russell Hallbauer, President and CEO of Taseko commented, “Earnings in the first quarter were impacted by reduced sales due to the delayed loading of a marine shipment. The approximate six million pounds of copper that was not shipped in the first quarter was shipped early in April and therefore will augment second quarter sales. Also negatively affecting earnings was a $15.5 million unrealized loss on derivatives as well as $4.3 million expensed in the first quarter for the development of our Aley Niobium and New Prosperity projects.”

“As previously disclosed, first quarter production was lower than anticipated due to ore characteristics, severe winter weather, ground water incursion at the lower level benches and a five-day unplanned shutdown to repair a SAG mill motor. These challenges resulted in reduced mill throughput of approximately 750,000 tons, or four million pounds of copper production.”

Mr. Hallbauer continued, “Following a thorough project review with our engineering firm, it was confirmed that the GDP3 project remains on time and on budget. Mechanical completion is expected in December and commissioning will start at that time.”

Taseko will host a conference call on Thursday, May 10, 2012 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, a live and archived webcast will also be available at tasekomines.com.

The conference call will be archived for later playback until May 17, 2012 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 66610761.

For further information contact:             Brian Bergot, Investor Relations – 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.